Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

November 7, 2018

By EDGAR

Securities and Exchange Commission
100 F St., N.E.

Mail Stop 3030
Washington DC 20549

Attention:	Russell Mancuso

Branch Chief

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.

Offering Statement on Form 1-A

Submitted October 19, 2018

CIK No. 001725430

Ladies and Gentlemen:

On behalf of our client, Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated November 2, 2018 from the staff regarding the above-captioned offering statement filed by the Company under the Securities Act of 1933. The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter and references in the responses below to exhibits and page numbers in the preliminary offering circular mean the exhibits and pages in the Form 1-A/A filed concurrently herewith (“Amendment”). For your reference, preceding each response in bold we have reproduced in italics the comment that corresponds thereto.

Lock-Up Agreement, page 97

1.       If, as indicated by your response to prior comment 3, the issuer is subject to a six-month lock up, please revise the reference to “we” in the first sentence to eliminate the implication that the duration of the issuer’s lock up is one year.

Response:

1.       The referenced disclosure has been revised on pages 54 and 97 of the Amendment.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

2.       Please amend the filing to have your auditor include an audit report that covers both periods presented in the audited financial statements in the format required by PCAOB Auditing Standard 3101. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916.

Response:

2.       The audit report has been revised on page F-3 of the Amendment.

Consolidated Statement of Operations, page F-5

3.       Please revise to round loss per share to two decimal places to avoid giving the impression of more precision than exists.

Response:

3.       The referenced disclosure has been revised on pages F-5, F-18, F-23 and F-33 of the Amendment.

Exhibit Index

4.       Please revise to comply with General Instruction III(b) to Form 1-A.

Response:

4.       The exhibit index has been revised.

*  *  *  *  *

Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

cc:	Harry Simeonidis

Dr. Jean-Claude Becker